Exhibit 99.8

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Nicola Mining Inc. (the “Company”) of our report dated April 27, 2026, relating to the consolidated financial statements of the Company which appear in this Annual Report. We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-293048) of our report referred to above, which forms part of the Annual Report on Form 40-F, that is incorporated by reference in the Form F-10.

/s/ “Davidson & Company LLP”
Chartered Professional Accountants	Vancouver, Canada

April 27, 2026